Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 19, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Nuveen Unit Investment Trust, Series 136

Nuveen Prospect Energy and Power Income Portfolio, 2Q 2016

Nuveen Prospect Income Finance Portfolio, 2Q 2016

File Nos. 333-210609 and 811-08103

Dear Ms. White:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Nuveen Unit Trusts, Series 136, filed on May 13, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Prospect Energy and Power Income Portfolio, 2Q 2016 and Nuveen Prospect Income Finance Portfolio, 2Q 2016 (the “Trusts”).

Nuveen Prospect Energy and Power Income Portfolio, 2Q 2016 Prospectus

Principal Investment Strategy (p. 2)

          1. In the first paragraph, the Trust added the following sentence: “In addition, the Trust may invest up to 20% of its assets in managers of Energy and Power Issuers, which are entities that directly or indirectly invest in Energy and Power Issuers.” Please clarify in the filing what is meant by “entities” of such issuers.

Response: The sentence has been replaced with the following: “In addition, the Trust may invest up to 20% of its assets in managers of Energy and Power Issuers, which are corporations that invest directly or indirectly in Energy and Power Issuers.”

Principal Risks (p. 4)

2. Please include a risk factor disclosing that certain actions taken by the portfolio consultant may have an adverse effect on the prices of the securities included in the Trust

(discussed on pages B-20 – B-21). This comment applies to the Nuveen Prospect Income Finance Portfolio, 2Q 2016 prospectus, as well.

Response: The following has been added to the “Principal Risk” sections of the Trusts: “Certain actions by the portfolio consultant may have an adverse effect on the prices of the securities included in the Trust. The portfolio consultant may recommend or effect transactions in the securities included in the Trust on behalf of other clients if their portfolio objectives or constraints allow for such an action. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price the Trust pays for the securities and the price received upon unit redemptions or Trust termination.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren